UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, nil par value

(Title of Class of Securities)

G73268149

(CUSIP Number)

Elsa Li

CI Investments Inc.

15 York Street, 2nd Floor

Toronto, ON M5J 0A3

(416) 681-7071

with copies to:

Sam Badawi

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268149	Page 2 of 25

(1)	Names of reporting persons CI Investments Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 172,256(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 172,256(1)
(11)	Aggregate amount beneficially owned by each reporting person 172,256(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.7%(2)
(14)	Type of reporting person (see instructions) OO

(1)

Includes (i) 8,837 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”), (ii) 98,033 Ordinary Shares issuable upon the exercise of the currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”) and (iii) 65,386 Ordinary Shares upon the conversion of the Issuer’s 4.75% Convertible Notes 2026 (the “Convertible Notes”).

(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 98,033 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 65,386 Ordinary Shares issuable upon the conversion of the Convertible Notes.

CUSIP No. G73268149	Page 3 of 25

(1)	Names of reporting persons CI High Income Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 38,477(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 38,477(1)
(11)	Aggregate amount beneficially owned by each reporting person 38,477(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.1%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 3,184 Ordinary Shares and (ii) 35,293 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 35,293 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 4 of 25

(1)	Names of reporting persons CI Corporate Bond Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 53,704(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 53,704(1)
(11)	Aggregate amount beneficially owned by each reporting person 53,704(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.5%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 1,837 Ordinary Shares, (ii) 20,363 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 31,504 Ordinary Shares upon the conversion of the Convertible Notes.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 20,363 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 31,504 Ordinary Shares issuable upon the conversion of the Convertible Notes.

CUSIP No. G73268149	Page 5 of 25

(1)	Names of reporting persons CI Diversified Yield Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 12,561 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 12,561 (1)
(11)	Aggregate amount beneficially owned by each reporting person 12,561 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 1,039 Ordinary Shares and (ii) 11,522 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 74,865 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 6 of 25

(1)	Names of reporting persons CI Canadian Income & Growth Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 8,511 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 8,511 (1)
(11)	Aggregate amount beneficially owned by each reporting person 8,511 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.2% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 704 Ordinary Shares and (ii) 7,807 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 7,807 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 7 of 25

(1)	Names of reporting persons CI Income Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 22,694(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 22,694(1)
(11)	Aggregate amount beneficially owned by each reporting person 22,694(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.6% (2)
(14)	Type of reporting person (see instructions) OO

(1)

Includes (i) 577 Ordinary Shares, (ii) 6,399 Ordinary Shares issuable upon the exercise of warrants (the “Warrants”) and (iii) 15,718 Ordinary Shares upon the conversion of the Issuer’s 4.75% Convertible Notes 2026 (the “Convertible Notes”).

(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 6,399 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 15,718 Ordinary Shares issuable upon the conversion of the Convertible Notes.

CUSIP No. G73268149	Page 8 of 25

(1)	Names of reporting persons CI Global Income & Growth Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,806(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,806(1)
(11)	Aggregate amount beneficially owned by each reporting person 5,806(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.2%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 480 Ordinary Shares and (ii) 5,326 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 5,326 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 9 of 25

(1)	Names of reporting persons Canadian Fixed Income Pool
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 12,799(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 12,799(1)
(11)	Aggregate amount beneficially owned by each reporting person 12,799(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.4%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 313 Ordinary Shares, (ii) 3,470 Ordinary Shares issuable upon the exercise the Warrants and (iii) 9,016 Ordinary Shares upon the conversion of the Convertible Notes.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 3,470 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 9,016 Ordinary Shares issuable upon the conversion of the Convertible Notes.

CUSIP No. G73268149	Page 10 of 25

(1)	Names of reporting persons CI High Yield Bond Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 9,488(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 9,488(1)
(11)	Aggregate amount beneficially owned by each reporting person 9,488(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 165 Ordinary Shares, (ii) 1,828 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 7,495 Ordinary Shares upon the Convertible Notes.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 3,470 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 7,495 Ordinary Shares issuable upon the conversion of the Convertible Notes.

CUSIP No. G73268149	Page 11 of 25

(1)	Names of reporting persons Global Income Allocation Corporate Class
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,764(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,764(1)
(11)	Aggregate amount beneficially owned by each reporting person 1,764(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.05%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 146 Ordinary Shares and (ii) 1,618 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 1,618 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 12 of 25

(1)	Names of reporting persons CI Diversified Yield Corporate Class
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,745(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,745(1)
(11)	Aggregate amount beneficially owned by each reporting person 1,745(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.05% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 141 Ordinary Shares and (ii) 1,604 Ordinary Shares issuable upon the exercise the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 1,604 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 13 of 25

(1)	Names of reporting persons Global Income Allocation Pool
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,565 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,565 (1)
(11)	Aggregate amount beneficially owned by each reporting person 1,565 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.04% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 129 Ordinary Shares and (ii) 1,436 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 1,436 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 14 of 25

(1)	Names of reporting persons CI Global High Yield Fixed Income Private Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 2,929 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,929 (1)
(11)	Aggregate amount beneficially owned by each reporting person 2,929 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.08% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 105 Ordinary Shares, (ii) 1,171 Ordinary Shares issuable upon the exercise of the Warrants and (iii) 1,653 Ordinary Shares upon the conversion of the Convertible Notes.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 1,171 Ordinary Shares issuable upon the exercise of the Warrants and (iv) 1,653 Ordinary Shares issuable upon the conversion of the Convertible Notes.

CUSIP No. G73268149	Page 15 of 25

(1)	Names of reporting persons CI U.S. Income $US Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 213 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 213 (1)
(11)	Aggregate amount beneficially owned by each reporting person 213 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.006% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 17 Ordinary Shares and (ii) 196 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 196 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 16 of 25

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited, incorporated in Jersey, Channel Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland.

Item 2.	IDENTITY AND BACKGROUND.

This statement is filed by CI Investments Inc., an Ontario corporation (“CI”), CI High Income Fund, a Canadian investment fund (“CI High Income Fund”), CI Corporate Bond Fund, a Canadian investment fund (“CI Corporate Bond Fund”), CI Diversified Yield Fund, a Canadian investment fund (“CI Diversified Yield Fund”), CI Canadian Income & Growth Fund, a Canadian investment fund (“CI Canadian Income & Growth Fund”), CI Income Fund, a Canadian investment fund (“CI Income Fund”), CI Global Income & Growth Fund, a Canadian investment fund (“CI Global Income & Growth Fund”), Canadian Fixed Income Pool, a Canadian investment fund (“Canadian Fixed Income Pool”), CI High Yield Bond Fund, a Canadian investment fund (“CI High Yield Bond Fund”), Global Income Allocation Corporate Class, a Canadian investment fund (“Global Income Allocation Corporate Class”), CI Diversified Yield Corporate Class, a Canadian investment fund (“CI Diversified Yield Corporate Class”), Global Income Allocation Pool, a Canadian investment fund (“Global Income Allocation Pool”), CI Global High Yield Fixed Income Private Trust, a Canadian investment fund (“CI Global High Yield Fixed Income Private Trust”), CI U.S. Income $US Fund, a Canadian investment fund (“CI U.S. Income $US Fund”) (collectively, with CI High Income Fund, CI Corporate Bond Fund, CI Diversified Yield Fund, CI Income Fund, CI Global Income & Growth Fund, Canadian Fixed Income Pool, CI High Yield Fund, Global Income Allocation Corporate Class, CI Diversified Yield Corporate Class and CI Global High Yield Fixed Income Private Trust, the “CI Funds” and, together with CI, the “Reporting Persons”).

CI is a fund management company engaged in the business of sponsoring, managing, distributing and administering investment funds in Canada, including CI High Income Fund, CI Corporate Bond Fund, CI Diversified Yield Fund, CI Canadian Income & Growth Fund, CI Income Fund, CI Global Income & Growth Fund, Canadian Fixed Income Pool, CI High Yield Bond Fund, Global Income Allocation Corporate Class, CI Diversified Yield Corporate Class, Global Income Allocation Pool, CI Global High Yield Fixed Income Private Trust, and CI U.S. Income $US Fund. The principal business of the CI Funds is making investments.

The principal business address of the Reporting Persons is 15 York Street, 2nd Floor, Toronto, ON M5J 0A3.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G73268149	Page 17 of 25

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funding for the purchase of the Issuer’s Ordinary Shares and 4.75% Convertible Notes 2026 (the “Convertible Notes”) was the general working capital of CI Funds that beneficially own Convertible Notes.

Certain of the Reporting Persons received currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”) as consent consideration paid to them as holders of the Company’s 12% Senior Secured Notes due 2025 (the “Senior Secured Notes”) in connection with the Sixth Supplemental Indenture, dated as of July 6, 2022, between the Issuer the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent, to the indenture governing the Senior Secured Notes.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.

The CI Funds entered into an agreement (together with all exhibits, annexes and schedules thereto, the “Transaction Support Agreement”), dated as of December 5, 2022, with (i) the Issuer, (ii) Senior Secured Notes issued under that certain Indenture, dated as of October 14, 2016 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Senior Secured Notes Indenture”), by and among the Issuer, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee, representing all holders of the Senior Secured Notes and (iii) other holders of the Convertible Notes issued under that certain Indenture, dated as of May 26, 2021 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Convertible Notes Indenture” and together with the Senior Secured Notes Indenture, the “Indentures”), by and among the Issuer, the guarantors party thereto, and Wilmington Savings Fund Society, FSB, as trustee representing more than 99% of all holders of the Convertible Notes (such holders of the Senior Secured Notes and Convertible Notes, including, the CI Funds, collectively, the “Consenting Noteholders”), whereby the Consenting Noteholders have agreed to support a restructuring of the Issuer’s balance sheet, which is intended to be effectuated pursuant to a set of transactions to be commenced by the Issuer (collectively, the “Transactions”).

In connection with the Transactions, all of the Issuer’s outstanding equity securities (including its Ordinary Shares, preferred shares, options and warrants) are expected to be extinguished and cancelled for either nominal or no consideration (in accordance with Jersey law). Accordingly, the Issuer intends to initiate the delisting of the Ordinary Shares from the NASDAQ Global Market as soon as practicable. The Transactions are intended to reduce the Issuer’s debt obligations and inject liquidity into the Issuer’s business as necessary to effectuate its strategy shift.

Under the Transaction Support Agreement, the Issuer and the Consenting Noteholders have agreed to act in good faith to consummate the Transactions and have undertaken other customary commitments to one another. The Consenting Noteholders have also agreed to forbear from exercising, for so long as the Transaction Support Agreement is in full force and effect, any and all rights and remedies in contravention of the Transaction Support Agreement, which are or becomes available to them in respect of the Senior Secured Notes, the Convertible Notes or any other claims or interests in connection therewith.

The Transaction Support Agreement contains certain deadlines relating to the Transactions, which include deadlines (collectively, the “Milestones”) related to implementing the Transactions either through (i) the filing of a petition for relief under chapter 11 of the U.S. Bankruptcy Code in order to effect a plan of reorganization (the “Plan”) that implements a fully consensual restructuring (the “Consensual Transaction”) or (ii) parallel creditor schemes of arrangements in England and Jersey (the

CUSIP No. G73268149	Page 18 of 25

“Fallback Scheme”), in each case as described in, and contemplated under, the Implementation Steps Memorandum attached to the Transaction Support Agreement as Exhibit B (the “Implementation Steps Memo”), as well as an outside date of May 1, 2023 for the consummation of a Consensual Transaction or Fallback Scheme (such date, the “Outside Date”). The Transaction Support Agreement provides that Requisite Consenting Noteholders (as defined below) can direct the Issuer to implement the Transactions via alternative implementation steps, subject to the Fiduciary Out (as defined below).

The Transaction Support Agreement provides that any Consenting Noteholder may elect to have any voting securities of NewCo (as defined in the Implementation Steps Memo) (and in any general partner of Newco or entity controlling such general partner) issuable to such Consenting Noteholder in connection with the Transactions which would cause such Consenting Noteholder to beneficially own at any time in excess of 19.99% of the outstanding voting power of Newco (and any general partner of Newco or entity controlling such general partner) to instead be issued in the form of pre-funded warrants of, or non-voting ownership interests in, Newco (and in any general partner of Newco or entity controlling such general partner), in each case exercisable or convertible into voting securities in Newco (and in any general partner of Newco or entity controlling such general partner) upon 61 days’ notice, except that any such Noteholder may elect, in its sole discretion, to have such limitation on conversion or exercise be subject to waiver upon the occurrence of certain change of control, company sale or similar events. The Reporting Persons expect to elect to receive pre-funded warrants of, or non-voting ownership interests in, Newco to the extent necessary to comply with Canadian regulations that restrict the percentage of voting equity the Reporting Persons can acquire in Newco.

If the board of directors of the Issuer (the “Board”) reasonably determines, after considering the advice of outside counsel, that taking certain actions, or refraining to take certain actions, is reasonably required for the Board to comply with its fiduciary duties (including if such actions would require expenditures in excess of the Issuer’s available liquidity), the Transaction Support Agreement provides that the Board may elect not to take, or refrain to take, such actions (such election, the “Fiduciary Out”). The Issuer may terminate the Transaction Support Agreement upon, among other circumstances, uncured material breaches of the Transaction Support Agreement by a Consenting Noteholder or a determination by the Board that termination is required pursuant to the Fiduciary Out.

The Consenting Noteholders have termination rights that may, as a general matter, be exercised by (i) holders of the Senior Secured Notes holding at least a majority of the outstanding Senior Secured Notes and (ii) holders of the Convertible Notes holding at least a majority of the outstanding Convertible Notes, and, in the case of both subsection (i) and (ii), each of the Specified Noteholders (each as defined in the Transaction Support Agreement) (the holders in (i) and (ii) together, “Requisite Consenting Noteholders”), which termination rights include, among other circumstances, exercise of the Fiduciary Out by the Issuer, material breaches of the Transaction Support Agreement by the Issuer and the failure of the Issuer to meet any Milestone.

Under the terms of the Transaction Support Agreement:

•	The holders of the Senior Secured Notes have agreed to fund their commitment portion of $10 million of indebtedness (the “Bridge Notes”) to the Issuer by no later than December 13, 2022.

•

Each noteholder under the Senior Secured Notes Indenture has agreed to exchange (i) such notes held by it (other than the Bridge Notes) for newly issued senior secured debt at a discount, and (ii) its Bridge Notes for newly issued senior secured debt at face value.

•

Certain holders of Senior Secured Notes, including the CI Funds, have also agreed to purchase an aggregate of $13 million in new common equity at a 35% discount to a total equity value of $50 million (the “Agreed Equity Value”). In addition, each such Senior Secured Noteholder will receive its applicable share of an aggregate of $20 million in new common equity at the Agreed Equity Value.

CUSIP No. G73268149	Page 19 of 25

•

The Consenting Holders who own Convertible Notes, including the CI Funds, have agreed that their Convertible Notes shall be extinguished for no value, other than for the purchase right set forth immediately below.

•

Such holders of Convertible Notes have agreed to purchase an aggregate of $28 million in new common equity at a 35% discount to the Agreed Equity Value. In addition, each such Convertible Noteholder will receive its applicable share of an aggregate of $30 million in new common equity at the Agreed Equity Value.

•

The newly issued senior secured debt will be secured by a first lien on substantially the same collateral and assets as were subject to liens under the Senior Secured Notes Indenture. It will (i) mature 5 years (or, with the consent of holders of the Senior Secured Notes holding at least a majority of the outstanding Senior Secured Notes and each of the Specified Noteholders, 7 years) from the closing date and (ii) bear interest at a rate of 12% payable in kind for the first three years (or, with certain consent, two years) following the closing date, and thereafter payable in cash. The new senior secured debt will also provide for a mandatory repurchase with 100% of the net proceeds from certain sales, include covenants and events of default substantially similar to those existing under the Senior Secured Notes Indenture, and be redeemable at a price of 103% of the principal amount thereof, plus accrued and unpaid interest, for the first 2 years after issuance, and at par (plus accrued and unpaid interest) thereafter.

•	All existing equity of the Issuer will be extinguished and cancelled for no consideration.

Each of the Transactions is on terms and conditions as set forth in the Transaction Support Agreement and the exhibits thereto. The Transaction Support Agreement contains certain representations, warranties and other agreements by the Issuer and the Consenting Noteholders. The parties’ obligations thereunder are subject to various terms and conditions and termination provisions as set forth therein.

The foregoing description of the Transaction Support Agreement and the Transactions is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Support Agreement (including the exhibits thereto), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons and its representatives may from time to time continue to engage in discussions with members of management, the Board, the consenting Noteholders, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in

CUSIP No. G73268149	Page 20 of 25

the Issuer as they deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, Board, governance or capitalization; acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) the Ordinary Shares issuable upon the exercise of Warrants and the conversion of the Convertible Notes beneficially owned by such Reporting Person.

The Transaction Support Agreement may result in the Reporting Persons being deemed a “group” with the other Consenting Noteholders. The other Consenting Noteholders may separately report their beneficial ownership of the Ordinary Shares on a Schedules 13D with the SEC and reference is hereby made to any such filings for the beneficial ownership of Ordinary Shares of such other Consenting Noteholders and any changes thereto. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by the other Consenting Noteholders.

Pursuant to the terms of the Warrants and Convertible Notes, no Reporting Person can exercise any of the Warrants or convert any of the Convertible Notes if the Reporting Person, together with any other Person, including, without limitation, the other Consenting Noteholders, with whom the Reporting Person may be deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended would beneficially own, after such exercise, more than 9.90% of the outstanding Ordinary Shares.

(c) The Reporting Persons have not effected transactions in the Ordinary Shares during the past sixty days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 is incorporated herein by reference.

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Other than as described in this Item 6 and Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Joint Filing Agreement

Exhibit 99.2:	Transaction Support Agreement (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2022).

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: December 15, 2022

CI Investments Inc.

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI High Income Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Corporate Bond Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Diversified Yield Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Canadian Income & Growth Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Income Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Global Income & Growth Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

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Canadian Fixed Income Pool

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI High Yield Bond Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

Global Income Allocation Corporate Class

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Diversified Yield Corporate Class

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

Global Income Allocation Pool

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Global High Yield Fixed Income Private Trust

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI U.S. Income $US Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CUSIP No. G73268149	Page 24 of 25

Schedule A

The following sets forth the name, position/ principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of CI Investments Inc.:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Elsa Li	Director, Senior Vice-President, General Counsel and Corporate Secretary	Canada, Hong Kong	c/o CI Investments Inc., 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Yvette Zhang	Director, Chief Financial Officer	Canada	c/o CI Investments Inc., 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Darie Urbanky	Director, President, Ultimate Designated Person, Chief Operating Officer	Canada	c/o CI Investments Inc., 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

William Chinkiwsky	Chief Compliance Officer	Canada	c/o CI Investments Inc., 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

The following sets forth the name, position/ principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of CI Diversified Yield Corporate Class:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Elsa Li	Director, Senior Vice-President, General Counsel and Corporate Secretary	Canada, Hong Kong	c/o CI Diversified Yield Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Yvette Zhang	Director, Chief Financial Officer	Canada	c/o CI Diversified Yield Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Darie Urbanky	Director, President, Ultimate Designated Person, Chief Operating Officer	Canada	c/o CI Diversified Yield Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Duarte Boucinha	Chief Executive Officer	Canada	c/o CI Diversified Yield Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

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The following sets forth the name, position/ principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of Global Income Allocation Corporate Class:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Elsa Li	Director, Senior Vice-President, General Counsel and Corporate Secretary	Canada, Hong Kong	c/o Global Income Allocation Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Yvette Zhang	Director, Chief Financial Officer	Canada	c/o Global Income Allocation Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Darie Urbanky	Director, President, Ultimate Designated Person, Chief Operating Officer	Canada	c/o Global Income Allocation Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

Duarte Boucinha	Chief Executive Officer	Canada	c/o Global Income Allocation Corporate Class, 15 York Street, 2nd Floor, Toronto, Ontario M5J 0A3 Canada

CI Investments Inc. is the sole trustee of the following funds: CI Diversified Yield Fund, CI Income Fund, CI Global High Yield Fund, CI High Yield Bond Fund, CI Global Income & Growth Fund, CI U.S. Income US$ Fund, CI Global High Yield Fixed Income Private Trust, CI Canadian Income & Growth Fund, CI High Income Fund, CI Corporate Bond Fund, Canadian Fixed Income Pool and Global Income Allocation Pool.